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04017529

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2004 WASH, D.C. 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/02/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerber, Kelly & Co. L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 26th Floor
(No. and Street)

New York,	New York	10174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ronald W. Gerber (212) 867-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W. Gerber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerber, Kelly & Co. L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Partner
Title

[signature] 2/24/04
Notary Public

JANNETTE SANTIAGO
Notary Public, State of New York
No. 01SA6056371
Qualified in New York County
Commission Expires March 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

GERBER, KELLY & CO. LLC

December 31, 2003

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Gerber, Kelly & Co. LLC

We have audited the accompanying statement of financial condition of Gerber, Kelly & Co. LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in members' capital, and cash flows for the period from January 21, 2003 (date of formation) to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerber, Kelly & Co. LLC as of December 31, 2003, and the results of its operations and its cash flows for the period from January 21, 2003 (date of formation) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 20, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Gerber, Kelly & Co. LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Assets	
Cash and cash equivalents	$144,535
Advisory fee receivables	36,601
Furniture and equipment (net of accumulated depreciation of $7,855)	19,988
Other assets	20,670
Total assets	$221,794

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable	$ 11,999
Accrued expenses	20,544
Total liabilities	32,543
Commitments	
Members' capital	189,251
Total liabilities and members' capital	$221,794

The accompanying notes are an integral part of this statement.

Gerber, Kelly & Co. LLC

STATEMENT OF OPERATIONS

Period from January 21, 2003 (date of formation) to December 31, 2003

Revenues	
Advisory fees	$ 239,500
Other income	935
Total revenue	240,435
Expenses	
Compensation and benefits	124,013
Professional fees	101,098
Occupancy costs	73,400
Travel and entertainment	21,839
Telecommunication costs	5,454
Depreciation expense	7,855
Other	17,525
Total expense	351,184
NET LOSS	$(110,749)

The accompanying notes are an integral part of this statement.

Gerber, Kelly & Co. LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Period from January 21, 2003 (date of formation) to December 31, 2003

Members' capital, January 21, 2003	$ -
Members' capital contributions	300,000
Net loss	(110,749)
Members' capital, end of period	$ 189,251

The accompanying notes are an integral part of this statement.

Gerber, Kelly & Co. LLC

STATEMENT OF CASH FLOWS

Period from January 21, 2003 (date of formation) to December 31, 2003

Cash flows from operating activities	
Net loss	$(110,749)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	7,855
Changes in operating assets and liabilities	
Increase in operating assets	
Advisory fee receivables	(36,601)
Other assets	(20,670)
Increase in operating liabilities	
Accounts payable	11,999
Accrued expenses	20,544
Net cash used in operating activities	(127,622)
Cash flows from investing activities	
Purchase of furniture and equipment	(27,843)
Net cash used in investing activities	(27,843)
Cash flows from financing activities	
Capital contributions	300,000
Net cash provided by financing activities	300,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	144,535
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 144,535
Supplemental disclosure of cash flow information:	
Cash paid during the period for	
Taxes	$ -

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE A - GENERAL BUSINESS

Gerber, Kelly & Co. LLC (the "Firm") was formed as a limited liability company under the laws of the State of Delaware on January 21, 2003. The Firm is a registered broker-dealer that acts primarily as (i) an investment banker and/or financial advisor to companies, primarily in the health care and related industries, regarding general strategic planning, including mergers, acquisitions, offerings of a company's securities and other related services, (ii) a private placement agent for private securities offerings of such companies, and (iii) a finder of investors for private securities offerings of such companies. The Company is a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"), effective approval date October 2, 2003. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(i) of the Rule.

The Firm's business activities include: (i) entering into investment banking and/or financial advisory arrangements with companies for purposes of providing general strategic and financial services, including mergers, acquisitions and the offerings of a company's securities, (ii) offering and selling, on a best-efforts basis, private securities offerings of companies, and (iii) acting as a finder for private securities offerings of such companies. The Firm offers its services primarily to companies within the health care and related industries.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash, money market funds and investments in overnight time deposits maintained in financial institutions.

2. *Investment Banking and Advisory Fees Revenue*

   Revenue from investment banking and advisory activities is recognized when performance is substantially completed. In connection with these activities, the Company receives retainer fees, generally nonrefundable, for services to be provided. Advisory services fees received in advance of performance are treated as deferred revenue.

NOTE B (continued)

3. *Furniture and Equipment*

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

4. *Income Taxes*

No provision for Federal and state income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss. The Company is subject to certain state and local taxes.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in the manner as stated in the agreement. On January 21, 2003, $300,000 of capital was contributed to the Company by its members.

NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is subject to credit risk at December 31, 2003, as substantially all of the cash and cash equivalents are held at one financial institution, JP Morgan Chase.

NOTE E - COMMITMENTS

The Company occupies an office under operating leases expiring February 2004. The Company's lease obligation shifts to a month-to-month commitment beginning in February 2004, with a 30-day cancellation.

Total rental expense for the year was $73,400.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 12.5% of aggregate indebtedness (for the first twelve months of membership, and 6-2/3% thereafter) or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had net capital of $111,992, which was $106,992 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

SUPPLEMENTARY INFORMATION

Gerber, Kelly & Co. LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

Net capital	
Members' capital	$189,251
Deductions	
Nonallowable assets	
Furniture and equipment	19,988
Advisory fee receivables	36,601
Other assets	20,670
	77,259
Net capital	111,992
Minimum net capital requirement - the greater of 12.5% of aggregate indebtedness of $32,543 or $5,000	5,000
Excess net capital	$106,292
Ratio of aggregate indebtedness to net capital	.29 to 1
Schedule of aggregate indebtedness	
Accounts payable	$ 11,999
Accrued expenses	20,544
	$ 32,543

There were no material differences noted between the above computation and the Company's computation included in Part II A of Form X-17 A-5 as of December 31, 2003.

Gerber, Kelly & Co. LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2003

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com